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                                                                 Exhibit (a)(11)


             [GE Fanuc Automation North America, Inc. Letterhead]


GE FANUC AUTOMATION NORTH AMERICA, INC. EXTENDS EXPIRATION DATE OF CASH TENDER OFFER FOR SHARES OF TOTAL CONTROL PRODUCTS, INC.

     Charlottesville, VA, December 29, 1998 -- GE Fanuc Automation North America, Inc. today announced that it is extending the expiration date of its $11.00 per share cash tender offer for all of the shares of Total Control Products, Inc. (Nasdaq Symbol: TCPS) to midnight, New York City time, on Tuesday, January 5, 1999. GE Fanuc also announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of shares pursuant to the offer has expired.

     GE Fanuc said that as of 5:00 p.m., New York City time on December 28, 1998, 5,779,631 shares of Total Control Products stock had been tendered, including shares tendered pursuant to guaranteed delivery procedures.